Sunnova Energy International, Inc. 20 Greenway Plaza, Suite 540 Houston, TX 77046 sunnova.com
SUNNOVA ENERGY INTERNATIONAL INC.
20 East Greenway Plaza, Suite 540
Houston, Texas 77046
August 15, 2024
BY EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Division of Corporation Finance
Attention: Robert Babula and Mark Wojciechowski
Re:    Sunnova Energy International Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 22, 2024
SEC File No. 001-38995
Dear Messrs. Babula and Wojciechowski:
Set forth below are the responses of Sunnova Energy International Inc., a Delaware corporation (the “Company” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 1, 2024 (the “Comment Letter”), with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on February 22, 2024 (the “2023 Form 10-K”). For the Staff’s convenience, our responses correspond to the captions and numbering included in the Comment Letter and are prefaced by the exact text of the Staff’s comments in bold text.
Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operational Metrics, page 68
1.We note that you present various non-GAAP measures as Key Financial and Operational Metrics though do not characterize any GAAP measures in this manner. We also note that your disclosures pertaining to Adjusted EBITDA and Adjusted Operating Expense appear to hold a more prominent position on pages 68-71 of MD&A, than your disclosures pertaining to the GAAP measures which reside on pages 77-80.
We believe that you will need to be substantially revise your disclosures in MD&A to comply with Item 10(e)(1)(i)(A) of Regulation S-K, which requires a presentation of the most directly comparable GAAP measure, having equal or greater prominence, when presenting a non-GAAP measure. Please refer to the guidance under Question 102.10 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
For example, it appears that you would need to identify GAAP measures among the Key Financial and Operational Metrics and reposition the presentation of non-GAAP measures to follow the discussion and analysis of GAAP measures. Please submit the revisions that you propose to address this disclosure requirement.
RESPONSE:
We agree with the Staff’s comment, and in connection with our announced plans to refocus on our core solar originations and with the recent appointment of our new Chief Financial Officer, we stated during our second quarter earnings call our intent to reevaluate our non-GAAP measure reporting with an eye towards ensuring its usefulness for stakeholders. In future periodic filings on Form 10-Q and Form 10-K, we will exclude references to Adjusted EBITDA and Adjusted Operating Expense.
Should we modify or retain non-GAAP measures (i.e., Adjusted EBITDA and Adjusted Operating Expense) in our future earnings release and investor presentation, we will present such measure(s) in accordance with the applicable guidance ensuring GAAP's prominence. Similarly, we will move the portion of MD&A titled “—Key Financial and Operational Metrics,” toward the end of MD&A, to follow the GAAP analysis of our period-over-period “—Results of Operations” and “—Historical Cash Flow” discussion.
2.We note that in compiling your 2023 Adjusted EBITDA measure of $275 million, you made eighteen adjustments to the $(502) million GAAP measure of net loss; and in compiling your 2023 Adjusted Operating Expense measure of $377 million, you made seventeen adjustments to the $964 million GAAP measure of operating expense.
In describing Adjusted EBITDA, you indicate that it represents "...a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis," that your adjustments "...are intended to exclude items that are not indicative of the ongoing operating performance of the business," and the measure "provides a more complete understanding of ongoing business performance and trends than GAAP measures alone;" and in describing Adjusted Operating Expense, you indicate the adjustments exclude the effects of "certain non-recurring items" that you do not consider to be indicative of ongoing operating performance, that the measure is an "indicator of the efficiency" of your operations, and provides a more complete understanding of your performance than GAAP measures alone.
Please explain to us how your measure of Adjusted EBITDA has the utility that you describe, specifically with respect to being not a measure of core financial performance but rather an adjusted measure of core financial performance; how the measure facilitates a comparison by removing items that would ordinarily be noted in a comparison; and how the partial measure of performance has enhanced an understanding of your ongoing business performance and trends, in your view. Please similarly explain how your measure of Adjusted Operating Expense has the utility ascribed, specifically as to being more indicative of operating performance by removing items that you do not consider to be indicative, and how the measure reflects efficiency of your operations as stated.
In conjunction with the foregoing, provide us with a composition analysis of each adjustment, including a description that is sufficiently detailed to convey its nature and how this aligns with the specific reasons you have cited for its exclusion, particularly where you do not regard the activity that it reflects, as measured and reported in accordance with GAAP, as indicative of performance. It should be clear how you are able to demonstrate the characteristics ascribed to each measure; the rationale for adjustments identified as expected credit losses, non-cash inventory, other impairments, ITC sales, provision for current expected credit losses, non-cash inventory and other impairments, and cost of revenue related to cash and inventory sales is particularly unclear.
RESPONSE:
We appreciate the Staff’s comments, and we designed Adjusted EBITDA and Adjusted Operating Expense, as performance measures, to provide the users of our financial statements with supplemental information useful in evaluating our business. As noted in our response to Comment #1, we discussed during our fourth quarter 2023 and first quarter 2024 earnings calls plans to refocus on our core residential solar business. Additionally, we recently appointed a new Chief Financial Officer in June 2024. With these two catalysts, we are currently reevaluating the non-GAAP measures we present.
As we detail below and in an effort to enhance the usefulness of these measures, we expect to modify Adjusted EBITDA and Adjusted Operating Expense if we include them in future earnings releases and investor presentations. As tax rules related to our business change (such as the continued proliferation of ITC sales) and as market conditions change both for our industry and in the macros, some of our previously presented adjustments to arrive at these non-GAAP adjustments may be less useful. Accordingly, we expect to modify our presentation of this information while ensuring appropriate period-over-period comparability and a clear reconciliation to the nearest GAAP measure.

Adjusted EBITDA
Description of Utility
We view our core business as originating and servicing our customers with solar energy systems or solar energy and storage systems. We designed Adjusted EBITDA to be useful to management, investors and analysts in providing a consistent measure of our financial performance to enhance the comparability of results of operations across reporting periods. Specifically, we exclude the items we list below that we believe are unrelated to our future operating performance.
We also use Adjusted EBITDA as a measure when developing our consolidated operating budget and to measure our performance against our budget. Our board of directors also uses Adjusted EBITDA when establishing performance-based compensation targets to align Management and Stakeholders interests.

For these reasons, we believe Adjusted EBITDA is useful for investors and analysts to understand our performance “through the eyes of management,” a core tenant of MD&A, and aids in their assessment of our performance toward achieving those targets.

Description of Adjustments
In calculating EBITDA, we make customary adjustments for interest expense, net, interest income, income tax (benefit) expense, depreciation expense, and amortization expense.
We also ‘adjust’ EBITDA for non-cash expenses, gains, or losses flowing through our GAAP statement of operations, with limited exception prior to 2024 for financing deal costs, the cash portion of net natural disaster losses and related charges, acquisition costs, and legal settlements. Starting with our first quarter Form 10-Q in 2024, we only adjust non-cash amounts related to these items and may revisit this decision with the recent appointment of our new Chief Financial Officer. For example, we now include any cash disaster losses in Adjusted EBITDA.
We further ‘adjust’ EBITDA for non-routine or event-specific items unrelated to our core business as we defined it above, including natural disaster losses and related charges, net (cash and non-cash prior to 2024 and only non-cash beginning with the first quarter of 2024), and non-cash inventory and other non-cash impairments. We intend these adjustments to exclude items that are not indicative of or necessary for the ongoing operating performance of our business as these items are non-routine and are unrelated to the future performance of our fleet of solar energy systems and our customers.
We also adjust EBITDA to exclude non-cash recurring items such as (1) non-cash compensation expense, (2) ARO accretion expense, (3) unrealized gains and losses on fair value instruments and equity securities, (4) amortization of payments to dealers for exclusivity and other bonus arrangements, and (5) provision for current expected credit losses, which we believe are customary when providing this non-GAAP measure. Provision for current expected credit losses results in charges on the statement of operations for which there is no related income in that period and may not reflect the timing of the matching of income from our customer notes receivable or the performance of our ongoing business operations. We view the amortization of payments to dealers for exclusivity and other bonus arrangements akin to investing activities that are part of our engineering, procurement and construction (“EPC”) costs that, due to their nature, users may expect we would capitalize to property and equipment. ARO expense typically includes accretion expense and changes in the estimated cost of retiring and removing the asset. We believe this exclusion is similar to excluding depreciation from EBITDA as a non-cash item in the period of expense and tied to a long-term future obligation that does not reflect the current operating performance of the company. Also, while our GAAP financials include ARO expense for the estimated removal costs of a solar energy system, they do not include estimated renewal value or customer purchases that we believe provide a more complete view of the financial impact of these future costs.
Historically, we have ‘adjusted’ for ITC sales to reflect the amount of investment tax credits contracted and sold in the period to third parties. Our recently appointed CFO observed that their significant growth in 2024, due to rapid market adoption of ITC sales among tax equity funding vehicles, and began assessing the usefulness of this adjustment with an eye towards comparability of Adjusted EBITDA between periods. Reflective of his comments during our second quarter 2024 earnings call, he plans to converse with various Company stakeholders including analysts, investors and lenders to determine the usefulness of this – and other – adjustments to Adjustments EBITDA. Based on early feedback, we expect to remove ITC sales in determining Adjusted EBITDA. With this, and potentially other changes to the adjustment we make, we will re-present comparative periods on the same basis to ensure comparability.
The following table includes the annual adjustments we included in our adjustments from EBITDA in arriving at Adjusted EBITDA for the year ended December 31, 2023 (in thousands):

(1) Interest expense, net	$371,937
(2) Interest income	$(115,872)
(3) Income tax benefit	$(1,023)
(4) Depreciation expense	$153,387
(5) Amortization expense	$29,583
(6) Non-cash compensation expense	$25,535
(7) ARO accretion expense	$4,905
(8) Financing deal costs	$1,723
(9) Natural disaster losses and related charges, net	$2,831
(10) Acquisition costs	$1,224
(11) Loss on extinguishment of long-term debt, net	$—
(12) Unrealized loss on fair value instruments and equity securities	$188
(13) Amortization of payments to dealers for exclusivity and other bonus arrangements	$6,944
(14) Legal settlements	$1,680
(15) Provision for current expected credit losses	$35,515
(16) Non-cash inventory and other impairments	$50,995
(17) Indemnification payments to tax equity investors	$(22)
(18) ITC sales	$207,425
_______________________________
(1)Customary: Represents customary interest expense, net addback to EBITDA.
(2)Customary: Represents customary interest income addback to EBITDA.
(3)Customary: Represents customary income tax benefit addback to EBITDA.
(4)Customary: Represents customary depreciation expense addback to EBITDA.
(5)Customary: Represents customary amortization expense addback to EBITDA.
(6)Non-cash: Represents non-cash charges related to our various employee stock-based compensation plans that recur each quarter.
(7)Non-cash: Represents non-cash expenses to recognize the future, estimated cost we will spend to retire solar systems and restore the related site to its original condition. This obligation recurs each quarter.
(8)Non-routine; Discontinued adjustment in 2024: Represents transactional legal or professional costs incurred during the period, which are non-routine in nature and relate to initial costs for a particular financing structure or new product endeavor, which we otherwise exclude from amounts capitalized under GAAP. Beginning in 2024, we ceased adjusting for these particular items in arriving at Adjusted EBITDA but may reconsider this decision.

(9)Non-routine; Discontinued adjustment in 2024: Represents charges incurred related to natural disasters, such as tropical storms, hurricanes or fires, which we previously believed were non-routine in nature. These charges include service-related costs for customers impacted by a natural disaster or impairments incurred on solar energy systems from the natural disaster. As we reevaluated this adjustment at the start of 2024, we ceased adjusting for cash- amounts while continuing to exclude non-cash impairment charges but may reconsider this decision.
(10)Non-routine; Discontinued adjustment in 2024: Represents costs related to evaluating, pursuing or completing an acquisition including consulting, legal and some internal allocated costs as these amounts are not representative of the costs to support our ongoing business. Beginning in 2024, we ceased adjusting for these particular items in arriving at Adjusted EBITDA but may reconsider this decision.
(11)Non-cash: While this adjustment is not applicable for fiscal year ended December 31, 2023, we included it in 2021 as it represents a loss that resulted from a make-whole payment related to the early repayment of one of our solar asset-backed notes securitizations.
(12)Non-cash: Represents non-cash gains and losses related to changes in fair value on various fair value instruments and securities not yet settled, such as the earnout contractual agreement and commitment related to our 2021 acquisition from Lennar Corporation, our investment in solar receivables, our investments in fair value option instruments tied to one investment and an international investment in equity securities.
(13)Non-cash: Represents the amortization of incentive payments paid to dealers under exclusivity or other bonus arrangements under certain circumstances, such as if the dealers install a certain minimum number of solar energy systems and/or energy storage systems within specified time periods. We amortize these amounts over the estimated contractual terms of the customers’ agreements.
(14)Non-routine; Discontinued adjustment in 2024: Represents costs or gains incurred for non-routine legal settlements. Beginning in 2024, we ceased adjusting for these particular items in arriving at Adjusted EBITDA but may reconsider this decision.
(15)Non-cash: Represents the non-cash charge for current expected credit losses related to our customer notes receivable and straight-line adjustment on our leases, which we discuss below in our response to Comment #3.
(16)Non-cash: Represents non-cash charges for impairments, such as goodwill, inventory, and other receivables from dealers related to inventory activities and other types of impairment of assets, which we discuss below in our response to Comment #4.
(17)Other; Discontinuing prospectively: Represents estimated charges recognized for estimated ITC recapture payments owed to certain tax equity investors related to grid-charging specific to energy storage systems. As discussed above and following additional input from various stakeholders, we expect to no longer adjust for these items in arriving at Adjusted EBITDA.
(18)Other; Discontinuing prospectively: See discussion above regarding ITC sales.
Adjusted Operating Expense
Description of Utility
Applying the same rational for providing users of our financial statements with the Adjusted EBITDA measure, we believe Adjusted Operating Expense is useful to users as a measure of the operating expenses required to maintain the assets that generate our ongoing revenue, improving comparability across reporting periods. Accordingly, we use several of the same adjustment to arrive at Adjusted EBITDA as we use to arrive at Adjusted Operating Expense for the same reasons as discussed above.
Description of Adjustments
We exclude growth-related expenditures from our cost of revenue, which we believe are more similar to the investing activities we discuss below, and that may create additional future value. These costs are not indicative of costs we would expect to incur in future periods to service and maintain our ongoing operations. For example, we adjust for direct sales costs and cost of revenue related to cash sales and inventory sales as we view these costs more closely aligned with our EPC costs for leases, PPAs and loans, which we capitalize under GAAP. We also adjust for gains and losses on held-for-sale loans as we do not believe these gains and losses are representative of the operating expenses to maintain our existing assets that generate ongoing revenue.

The following table includes additional annual adjustments (that are not adjusted for Adjusted EBITDA) we included in our adjustments from total operating expense, net in arriving at Adjusted Operating Expense for the year ended December 31, 2023 (in thousands):

(1) Direct sales costs	$(48,049)
(2) Cost of revenue related to cash sales	$(52,644)
(3) Cost of revenue related to inventory sales	$(176,371)
(4) Gain on held-for-sale loans	$19
_______________________________
(1)Represents expenses (classified in cost of revenue) related to the direct sale of solar energy systems and energy storage systems to customers with financing we provided by us.
(2)Represents expenses (classified in cost of revenue) for activities we provide to help customers purchase a solar energy system from us, typically when purchasing a new home.
(3)Represents expenses (classified in cost of revenue) related to our procurement and direct sale of inventory to our dealers or other parties, including shipping and handling costs.
(4)Represents gains on loans classified as held-for-sale.

Results of Operations - Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 77
2.We understand from your disclosures on pages 119 and 97 that about $282 million of customer notes receivable were past due at year-end, and that you recognized a $46 million provision for expected credit losses and other bad debt expense in 2023. Additionally, you disclose that as of March 31, 2024, and December 31, 2023, there was $44.3 million and $34.2 million, of customer notes receivable not accruing interest.
Given the magnitude of the past due amounts and the 2023 provision representing about 19% of your operating loss, please expand your disclosures in MD&A to quantify and discuss the uncertainties surrounding possible collection of notes receivable and the effects of impairments and provisions for credit losses recognized each period to comply with Item 303(a) and (b)(1) and (2) of Regulation S-K.
RESPONSE:
We appreciate the Staff’s comment and will expand our discussion in future filings to better illuminate the context and relative magnitude of these charges on our operating and financial performance. We prepared the following table to better illuminate our evaluation of these charges:

	2023	% of 2023 Value	2022	% of 2022 Value	Change	% Change
	(in thousands)		(in thousands)		(in thousands)
Provision for current expected credit losses and other bad debt expense	$46,199		$43,018		$3,181	7.4%

Total operating expense, net	$964,088	4.8%	$639,194	6.7%	$324,894	50.8%
Accounts receivable—trade and other	$294,117	15.7%	$236,832	18.2%	$57,285	24.2%
Customer notes receivable, net	$3,912,548	1.2%	$2,581,059	1.7%	$1,331,489	51.6%

We believe, and can better articulate in future filings, these amounts are not unusual for our business given their nature and relative size. While our provision for current expected credit losses and other bad debt expense increased 7% from $43 million in 2022 to $46 million in 2023, our total operating expenses increased by more than 50%. Thus, this expense represented just 4.8% of total operating expenses, net in 2023 compared to 6.7% in 2022. Similarly, this expense relative to our underlying accounts receivable balance decreased 2.5 points from 18.2% in

2022 to 15.7% in 2023 even as we grew our customer notes receivable by over 50% from 2022 to 2023. The expense represents just 1.2% of our 2023 balance compared to 1.7% of the same balance in 2022.
With respect to our liquidity, we discuss within our MD&A that our primary sources are non-recourse and recourse debt, investor asset-backed and loan-backed securitizations and cash generated from operations. To more clearly summarize our primary sources of liquidity and illuminate the significance of write-offs of accounts receivable to our liquidity, we prepared the following table:

	2023	% of 2023 Value	2022	% of 2022 Value	Change	% Change
	(in thousands)		(in thousands)		(in thousands)
Write-offs of accounts receivable	$9,727		$2,490		$7,237	290.6%

Proceeds from long-term debt	$3,507,828	0.3%	$2,903,727	0.1%	$604,101	20.8%
Contributions from redeemable noncontrolling interests and noncontrolling interests	$692,894	1.4%	$449,398	0.6%	$243,496	54.2%
Total proceeds from long-term debt and contributions from redeemable noncontrolling interests and noncontrolling interests	$4,200,722	0.2%	$3,353,125	0.1%	$847,597	25.3%

Because the write-offs of accounts receivable represents just 0.2% and 0.1%, respectively of our annual total proceeds from long-term debt and contributions from redeemable noncontrolling interests and noncontrolling interests, we excluded them from our discussion of liquidity and capital resources.

To enhance readers’ understanding of the trend we expect related to credit losses, we will discuss in our next filing that we expect to see a continued reduction in the amount of customer notes receivable we originate under our loan program due to a shift in customer demand from solar loans (caused by increased loan financing costs as a result of increased interest rates) to leases and power purchase agreements. We expect this trend to further reduce these credit losses.
By way of background, we measure our provision for current expected credit losses on a collective (pool) basis, which will vary from period to period. This provision primarily fluctuates based on the amount of customer notes receivables placed in service during the period. It can also fluctuate based on macroeconomic trends that affect our customers’ ability to pay, including delinquency and default and loss rates from leading credit bureaus by industries comparable to ours and our customers’ credit ratings. Because of these credit loss uncertainties, our liquidity and ability to meet cash requirements and commitments may be negatively harmed. We consider these factors in our internal and external data-driven evaluation process and models. Given these inputs are estimated for the entire contractual term of the loan agreement at the time the loan is placed in service, they can and will differ from the initial estimated provision for current expected credit losses. We perform a quarterly comprehensive review of the allowance for any trends or specific data tied to our customer profile portfolio, including relevant internal and external factors that can influence our customers’ ability to pay, and adjust the allowance and resulting provision accordingly.

The following table summarizes the percentage of the provision for current expected credit losses related to our customer notes receivables compared to the net balance of customer notes receivable placed in service and to general and administrative expense for each period:

	2023	% of 2023 Value	2022	% of 2022 Value	Change	% Change
	(in thousands)		(in thousands)		(in thousands)
Provision for current expected credit losses related to customer notes receivable	$35,229		$40,074		$(4,845)	(12.1)%

Net balance of customer notes receivable placed in service	$1,366,718	2.6%	$1,361,022	2.9%	$5,696	0.4%
General and administrative expense	$430,422	8.2%	$302,004	13.3%	$128,418	42.5%

Our provision for current expected credit losses related to customer notes receivable for the year ended December 31, 2023 decreased by $4.8 million compared to the prior year ended December 31, 2022, primarily due to the fact that more scheduled principal payments and prepayments for the older vintages were realized during the period and these older vintages of customer notes receivable had a higher provision rate than newer originations. As a result, when the older-vintage customers’ principal payments were realized, the provision for current expected credit losses was reduced at a higher rate than the newer loans (customer notes receivable) placed in service during the period. We expect to see a continued reduction in the amount of provision for current expected credit losses related to our customer notes receivable due to a shift in customer demand from solar loans (cause by increased loan financing costs as a result of increased interest rates) to leases and power purchase agreements.

Of the $46 million and $43 million of provision for current expected credit losses and other bad debt expense recognized during the years ended December 31, 2023 and 2022, respectively, approximately $35.2 million and $40.1 million, respectively, relates to our customer notes receivable. In addition to seeing a 12.1% reduction in this amount year-over-year, we also note that its value as a percentage of our net balance of customer notes receivable placed in service decreased from 2.9% to 2.6% (10% decrease) and as a percentage of total general and administrative expense fell more than 5 points to 8.2% from 13.3%. Recognizing the Staff’s comment, we will consider including this quantitative analysis in our results of operations discussion within MD&A.

Financial Statements and Supplementary Data
(2) Significant Accounting Policies
Inventory, page 103
3.We note your disclosure on page 103 explaining that you evaluate inventory for unusable and obsolete items based on assumptions regarding future demand and market conditions and recognize a charge when necessary to write-down inventory to net realizable value. We also note that you reference an inventory and other impairment charge of $51 million in 2023 on pages 69 and 71, which appears to be 21% of your operating loss for 2023; and you report a corresponding $20 million charge in the first quarter of 2024, which is about 23% of the operating loss for that quarter.
Please expand your accounting policy disclosure to more clearly describe the factors that are being considered in your periodic evaluations and any differentiation that is made between factors based on the type of inventory held or based on expectations regarding the manner by which items will be removed from inventory. Please also clarify the frequency with which an inventory impairment analysis is performed, and describe any indicators that are typically monitored or associated with that effort.
Given the significance of the annual and subsequent quarter charges it appears that you should be providing disclosure in the financial statements to comply with FASB ASC 330-10-50-2 and should have disclosures in MD&A to clarify the effects on your results of operations, to identify the particular types of inventory being impacted, and to describe the conditions precipitating the charges with details sufficient to understand how these had changed from the preceding quarter.

For example, clarify the extent to which the reasons for the charges are similar or different from period-to-period and identify any trends in the industry or evolving market conditions that are correlated with the charges.
RESPONSE:
We acknowledge the Staff’s comment regarding an adjustment to our non-GAAP measures labeled “non-cash inventory and other impairments”, which reflects an aggregate set of non-cash charges that we included in our results of operations and we detail below. We intended to provide disclosure of the aggregate amount in our Form 10-K that users would find useful, including within our MD&A discussion of goodwill and goodwill impairment when discussing our components of our results of operations on pages 74 and 79 and in our significant accounting policies within the notes to the financial statements on page 112.
In formulating our disclosures, we considered FASB ASC 330-10-50-2 and we concluded the remaining items detailed below were not substantial and unusual and therefore did not warrant additional disclosure. Accordingly, the insights we share within MD&A focus on the relevant aspects that aid in users’ understanding of our results of operations recognizing, as summarized in the table below, they comprise just 3.9% and 3.1% of total operating expense for the year ended December 31, 2023 and three months ended March 31, 2024, respectively. For clarity, to the extent we adjust our non-GAAP measures with these items in future filings, we will present them as separate adjustments.
The following table contains the details of the charges included in the adjustment labeled “non-cash inventory and other impairments”:

	Year Ended December 31, 2023	Three Months Ended March 31, 2024
	(in thousands)
(1) Inventory write down to net realizable value	$6,073	$454
(2) Inventory physical count reconciliation adjustments at period end	9,793	2,879
(3) Advance of inventory to dealers, not recoverable	8,763	10,786
(4) Insurance proceeds recovered from damaged inventory, previously impaired	(787)	—
(5) Goodwill impairment	13,150	—
(6) Non-recoverable costs from terminated dealers	14,003	5,772
Total	$50,995	$19,981

Total excluding goodwill impairment	$37,849	$19,981
Total operating expense, net	$964,088	$639,194
Total non-cash inventory and other impairments excluding goodwill as a percent of total operating expense, net	3.9%	3.1%

(1)The inventory write-downs to net realizable value primarily relate to energy storage systems and solar panels (modules).
(2)The inventory physical count reconciliation adjustments primarily relate to energy storage systems.
(3)We perform at least quarterly a review these assets for recoverability and expense any amounts that we conclude are non-recoverable.
(4)During the fourth quarter of 2023, we recovered insurance proceeds of $0.8 million for damaged inventory that we impaired during 2022.
(5)We discuss of our $13.2 million goodwill impairment within Note 2, Significant Accounting Policies—Goodwill, in our Annual Report on Form 10-K filed on February 22, 2024 when we concluded during our fourth quarter 2023 review that the goodwill carrying amount exceeded its fair value.
(6)We include in operations and maintenance expense costs related to non-recoverable dealer payments including amounts we paid for exclusivity bonuses, contract acquisition costs or other receivables when we determine such amounts are unrecoverable. We assess recoverability at least quarterly and expense any amounts we determine are non-recoverable.
The residential solar and solar storage market continues to grow and change rapidly evidenced by the emergence of new suppliers and product innovations. To diversify suppliers and ensure appropriate levels of inventory to support growth, Sunnova purchased energy storage systems and modules from a range of producers and/or suppliers. While holding this inventory, consumer preferences and/or lower product reliability can cause certain inventory to decrease in value. Supply chain improvements following the COVID pandemic and subsequent price reductions underpinned by wider availability contributed to our decision to recognize an impairment charge for certain inventory where we determined its carrying value was lower than its net realizable value. With products more readily available following improvements to the related supply chains, we anticipate carrying less inventory, which reduces our exposure to future inventory impairment charges.
Recognizing the Staff’s comment regarding our accounting policy disclosures, we will expand our disclosures in future filings to add clarity. The following is an example of our proposed expanded accounting policy in relation to our inventory disclosure.
Inventory
Inventory is stated at the lower of cost and net realizable value using the first-in, first-out method. Inventory primarily represents (a) raw materials, such as energy storage systems, photovoltaic modules, inverters, meters and modems, (b) homebuilder construction in progress and (c) other associated equipment purchased. These materials are typically procured by us and used by our dealers, sold to our dealers or held for use as original parts on new solar energy systems or replacement parts on existing solar energy systems. We remove these items from inventory and record the transaction in typically one of these manners: (a) expense to operations and maintenance expense when installed as a replacement part for a solar energy system, (b) recognize in accounts receivable—other when procured by us and used by our dealers, (c) expense to cost of revenue—inventory sales if sold directly to a dealer or other party, (d) capitalize to property and equipment when installed on an existing home or business, (e) expense to cost of revenue—other when installed on a new home or business as part of a cash sale or (f) capitalize to property and equipment when placed in service under the homebuilder program. We periodically (at least quarterly) evaluate our inventory for unusable and obsolete items based on assumptions about future demand and market conditions. Based on this evaluation, provisions are made to write inventory down to net realizable value. At least quarterly, we perform a physical count of the majority of our inventory. We reconcile these counts to our records and expense any unreconciled amounts to operations and maintenance expense within the consolidated statements of operations.

If you have any questions with respect to the foregoing, or if any additional information is required by the Staff, please contact Travis Wofford of Baker Botts L.L.P. at (713) 229-1315.
Sincerely,

SUNNOVA ENERGY INTERNATIONAL INC.

By:    /s/ Eric Williams
Eric Williams
Executive Vice President, Chief Financial Officer

cc:    David Searle, Sunnova Energy International Inc.
    Travis Wofford, Baker Botts L.L.P.